SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                                 MascoTech, Inc.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   574670 10 5
                                 (CUSIP Number)

           John R. Leekley, Senior Vice President and General Counsel
    Masco Corporation, 21001 Van Born Road, Taylor, MI 48180    313-274-7400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 31, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons
      Masco Corporation
      38-1794485

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [  ]
      (b)  [  ]

3)    SEC Use Only


4)    Source of Funds (See Instructions)


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6)    Citizenship or Place of Organization
      Delaware

Number of Shares Beneficially Owned by Each Reporting Person

      7)    Sole Voting Power    7,824,690

      8)    Shared Voting Power  - None

      9)    Sole Dispositive Power   7,824,690

      10)   Shared Dispositive Power  - None

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      7,824,690

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13)   Percent of Class Represented by Amount in Row (11)
      21.2%

14)   Type of Reporting Person (See Instructions)
      CO

      The information contained in this Amendment No. 8 supplements and amends the information contained in the following Items of the Schedule 13D dated November 24, 1986, as heretofore amended, filed by Masco Corporation ("Masco") relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of MascoTech, Inc., a Delaware corporation (the "Issuer").

Item 5. Interest in Securities of the Issuer.

      On October 31, 1996, Masco sold to the Issuer 17 million shares of Common Stock and warrants to purchase 10 million shares of Common Stock for $266,375,000. After giving effect to this transaction, as of October 31, 1996, Masco directly owned 7,824,690 shares of Common stock. To the best of its knowledge and based on the number of shares of Common Stock believed to be outstanding, Masco may be deemed to be the beneficial owner of 21.2 percent of the Common Stock. Masco has sole power to vote and dispose of the Common Stock held by it.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

      As described above, on October 31, 1996, Masco sold to the Issuer 17 million shares of Common Stock and warrants to purchase 10 million shares of Common Stock for $266,375,000. Masco received $115 million at closing, with the balance due within one year. Subject to obtaining any necessary approvals, the Issuer may pay a portion of the outstanding balance by transferring any publicly-traded securities of Emco Limited currently held by the Issuer.

      As part of this transaction, Masco agreed to grant the Issuer a right of first refusal, which expires September 30, 2000, to purchase the remaining shares of Common Stock held by Masco. Masco also agreed that until October 31, 1998, it would not acquire, or offer or agree to acquire, any shares of Common Stock or rights to acquire shares of Common Stock or any securities convertible or exercisable into or exchangeable for Common Stock, if such acquisition would increase Masco's beneficial ownership of Common Stock outstanding by more than one percent. In addition, the Issuer and Masco modified the existing corporate services, corporate opportunities and financing commitment agreements, principally to extend the terms thereof.

Item 7. Material to be Filed as Exhibits.

      Exhibit 99.a Stock Purchase Agreement dated as of October 15, 1996 between Masco Corporation and MascoTech, Inc.

      Exhibit 99.b Amendment No. 1 made as of October 31, 1996 to Amended and Restated Securities Purchase Agreement dated as of November 23, 1993 between Masco Corporation and MascoTech, Inc.

SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 19, 1996

MASCO CORPORATION


By /s/Richard G. Mosteller
      Richard G. Mosteller
      Senior Vice President--Finance

                                  EXHIBIT INDEX

      Exhibit 99.a Stock Purchase Agreement dated as of October 15, 1996 between Masco Corporation and MascoTech, Inc.

      Exhibit 99.b Amendment No. 1 made as of October 31, 1996 to Amended and Restated Securities Purchase Agreement dated as of November 23, 1993 between Masco Corporation and MascoTech, Inc.